NorthWest Indiana
BANCORP	9204 Columbia Avenue, Munster, Indiana 46321 / (219) 836-9690

November 30, 2009

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Benjamin Phippen
100 F Street, N.E.
Washington, D.C.  20549-4720

Re:	NorthWest Indiana Bancorp
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
File No. 000-26128

Dear Mr. Phippen:

Reference is made to that certain letter dated November 12, 2009 (the “Response Letter”) from NorthWest Indiana Bancorp (the “Bancorp”) to your attention responding to the additional questions posed by the Staff by conference call on November 10, 2009.  On behalf of the Bancorp, below are the Bancorp’s supplemental responses to the additional questions posed by the Staff regarding the Response Letter during the conference call conducted on November 13, 2009 between representatives of the Staff, the Bancorp, the Bancorp’s legal counsel, Barnes & Thornburg LLP, the Bancorp’s independent auditors, Plante & Moran, PLLC and the Bancorp’s investment advisor FTN Financial.  For your convenience, I have summarized and reproduced the Staff’s questions and requests for information in bold below followed by the responses in regular type.

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1.           Explain how the Bancorp’s management considers the recovery of current performing collateral that may defer in the future in its determination of the overall recovery assumption in its September 30, 2009 other-than-temporary impairment model and methodology for its pooled trust preferred securities.

Response: In response to the Staff’s comments and request for information, the Bancorp is supplementally providing the requested information under separate cover pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. § 200.83).

Benjamin Phippen
Securities and Exchange Commission
November 30, 2009

2.           Explain how the Bancorp’s management calculates the prepayment assumption for its present value cash flow calculation when performing the OTTI analysis for its pooled trust preferred securities.

Response: In response to the Staff’s comments and request for information, the Bancorp is supplementally providing the requested information under separate cover pursuant to a request for confidential treatment under Rule 83 (17 C.F.R. § 200.83).

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We appreciate your review of the above responses.  Should you have additional comments or questions, please contact me at 219-836-4400.

Sincerely,

/s/ Robert T. Lowry

Robert T. Lowry
Senior Vice President, Chief Financial Officer and Treasurer

cc:	David A. Bochnowski
Claudia V. Swhier, Esq.
David P. Hooper, Esq.